EXHIBIT 99.1

Brookfield Business Partners Completes 2022 Annual Filings

BROOKFIELD, NEWS, March 06, 2023 (GLOBE NEWSWIRE) -- Brookfield Business Partners L.P. (NYSE: BBU; TSX: BBU.UN) today announced that it has filed its 2022 annual report on Form 20-F, including its audited financial statements for the year ended December 31, 2022, with the SEC on EDGAR as well as with the Canadian securities authorities on SEDAR. These documents are also available on our website at https://bbu.brookfield.com in the Reports & Filings section and a hard copy will be provided to unitholders free of charge upon request.

Brookfield Business Partners is a global business services and industrials company focused on owning and operating high-quality businesses that provide essential products and services and benefit from a strong competitive position. Investors have flexibility to invest in our company either through Brookfield Business Partners L.P. (NYSE: BBU; TSX: BBU.UN), a limited partnership, or Brookfield Business Corporation (NYSE, TSX: BBUC), a corporation. For more information, please visit https://bbu.brookfield.com.

Brookfield Business Partners is the flagship listed vehicle of Brookfield Asset Management’s Private Equity Group. Brookfield Asset Management is a leading global alternative asset manager with approximately $800 billion of assets under management.

Please note that Brookfield Business Partners' previous audited annual and unaudited quarterly reports have been filed on SEDAR and EDGAR, and are available at https://bbu.brookfield.com under Reports & Filings. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please contact:

Media:	Investors:
Sebastien Bouchard	Alan Fleming
Tel: +1 (416) 943-7937	Tel: (416) 645-2736
Email: sebastien.bouchard@brookfield.com	Email: alan.fleming@brookfield.com